FORM 51-102F3

MATERIAL CHANGE REPORT

1.

Name and Address of Company

Panthera Exploration Inc.  (the "Issuer")

#709 - 837 West Hastings Street

Vancouver, BC  V6C 3N6

Phone:  (604) 687-1828

2.

Date of Material Change

June 22, 2009

3.

Press Release

The press release was released on June 22, 2009 through various approved public media and filed with the TSX Venture Exchange and the British Columbia and Alberta Securities Commissions.

4.

Summary of Material Change(s)

The following is summary of the nature and substance of the material changes:

The Issuer corrects the news release disseminated June 19, 2009 to correct the terms of the non-brokered private placement warrants.  Each unit consists of one common share and one warrant.

5.

Full Description of Material Change

Panthera Exploration Inc. (the “Company”) (PNX-TSX.V; PNXLF-OTC; OAY-Frankfurt) clarifies that further to the non-brokered private placement financing previously announced on June 19, 2009, each Unit will consist of one common share and one common share purchase warrant. Each warrant will entitle the holder thereof to purchase one additional common share in the capital of the Company for a period of two years at a price of $0.11 per share.

6.

Reliance on subsection 7.1(2) of National Instrument 51-102

Not Applicable

7.

Omitted Information

Not Applicable

8.

Executive Officer

Nikolaos Cacos,

President and Chief Executive Officer

Phone: (604) 687-1828

9.

Date of Report

June 22, 2009.